Exhibit 99.1

NEWS

Starfield Reports Results for First Quarter of Fiscal 2009
And Provides Update on 2008 Exploration Program

Toronto, Ontario - July 9, 2008 - Starfield Resources Inc. (TSX: SRU / OTCBB: SRFDF) today announced that its financial results for its first quarter ended May 31, 2008 were filed on SEDAR.

First Quarter 2009 Highlights:

•	Completed over 6,000 metres of diamond drilling since April 2008
•	Commenced planning exploration programs for two high potential geophysical anomalies associated with strong surface gossans
•	Incurred exploration expenditures totaling approximately $7.4 million
•	Completed private placement for gross proceeds of $20.0 million
•	Held cash reserves totaling $24.5 million at quarter end
•	Filed complete scoping study to SEDAR

For the three months ended May 31, 2008, Starfield incurred exploration expenditures totaling approximately $7.4 million, compared to $2.1 million in the first quarter of the previous year.   These costs were directed toward the continued advancement of the Company’s Ferguson Lake project.  Administrative outlays were $0.6 million for the quarter, compared to $1.0 million in the first quarter of fiscal 2008.

“We made good progress through the first quarter, both in terms of developing the Ferguson Lake project and exploration,” said André J. Douchane, President and Chief Executive Officer.  “We have completed in excess of 6,000 metres of diamond drilling since the start of our program in April, and we are starting to receive assay results from the first holes.  In conjunction with our ongoing 20,000-metre development drilling program, which aims to further define the low sulfide high-grade PGM potential and upgrade some of the inferred Cu-Ni-Co-PGE resources in the West Zone to the Indicated category, some really exciting prospects have come out of our area exploration program this spring.”

Starfield is in the process of initiating further exploration programs on two high potential geophysical anomalies.

The first target is a strong northeast-trending anomaly detected using airborne electromagnetic VTEM equipment, approximately 3.0 kilometres in length and referred to as the North Zone.  This target, located 1.5 kilometres north of the West Zone, is manifested on the surface by well developed, laterally persistent gossans that are similar in size and appearance to the West Zone.  Based on the strength of the VTEM anomaly, and the persistence of the gossans, a preliminary drilling program totaling approximately 2,000 metres will be initiated during mid-July.

The second target area, the Y Lake trend, is located approximately 20 kilometres south of the West Zone.  The target area consists of a series of strong northeast-trending VTEM anomalies with a strike length of more than 15 kilometres.  At the surface, each of these anomalies is manifested by well developed, laterally persistent gossans, similar in size and appearance to the West Zone.  Individual anomalies are commonly comprised of multiple parallel gossans each of which is several metres in width.

Widely spaced rock chip geochemical sampling along this trend returned copper values up to 0.52%, nickel values up to 0.08%, and cobalt values up to 0.1%. Upon completion of the preliminary exploration drilling on the North Zone, Starfield plans to begin the evaluation of the southwestern part of the Y Lake Trend with a 2,000-metre drilling program.

“It’s important to note that the Ferguson Lake project represents approximately 1% of our total land holdings,” said Ray Irwin, Vice President Exploration.  “We believe the rest of the property holds excellent mineral potential.   I am very excited about these anomalies and we will be investing further exploration funds this summer to better define these opportunities.  As our assay results are received, we are logging and verifying them, and we should have some diamond drill hole results to release in early August.”

Starfield’s diamond drilling, logging and sampling is overseen and carried out by Ray Irwin, BSc, P.Geo, a Qualified Person in accordance with NI 43-101, who has reviewed this news release.

On May 6, the Company closed a private placement offering of common shares for gross proceeds of $20.0 million.  The Company had cash reserves of $24.5 million and working capital of $23.2 million at May 31, 2008, compared to $12.1 million and $11.5 million at May 31, 2007 respectively.

The quarterly financial statements, management’s discussion and analysis and additional information for the year are available on the Company’s website and on SEDAR.

About Starfield

Starfield Resources Inc. is an advanced exploration and emerging early stage development company focused on its Ferguson Lake Nickel-Copper-Platinum-Palladium- Cobalt property in Nunavut, Canada.  The property is emerging as Nunavut's largest ongoing base and precious metal project. Starfield has funded the development of a novel, environmentally friendly and energy-efficient hydrometallurgical flowsheet to recover metals from its Ferguson Lake massive sulphides.

For further information contact:

Connie Anderson Investor Relations Starfield Resources Inc. 416-860-0400 ext. 228 canderson@starfieldres.com	André J. Douchane President and CEO Starfield Resources Inc. 416-860-0400 ext. 222 adouchane@starfieldres.com	Greg Van Staveren Chief Financial Officer Starfield Resources Inc. 416-860-0400 gvanstaveren@starfieldres.com

www.starfieldres.com

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